

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 27, 2008

Mr. Scott Hildebrandt
Vice President and Chief Financial Officer
Planar Systems, Inc.
1195 NW Compton Drive
Beaverton, Oregon 97006

> **RE: Planar Systems, Inc.**
> **Form 10-K for the fiscal year ended September 28, 2007**
> **File No. 0-23018**

Dear Mr. Hildebrandt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief